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                           November 12, 2020

       Eric D. Tanzberger
       Senior Vice President and Chief Financial Officer
       Service Corporation International
       1929 Allen Parkway
       Houston, Texas 77019

                                                        Re: Service Corporation
International
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed on February
18, 2020
                                                            Definitive Proxy
Statement on Schedule 14A Filed March 27, 2020
                                                            File No. 001-06402

       Dear Mr. Tanzberger:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Proxy Statement on Schedule 14A Filed March 27, 2020

       Compensation Discussion and Analysis
       Annual Performance-Based Incentives Paid in Cash, page 45

   1. We note your disclosure under "Annual Performance-Based Incentives Paid in Cash" that payouts are made to
your named executive officers under the Annual Performance-Based
                                                        Incentive Plan based,
in part, on the achievement of "normalized earnings per
                                                        share" performance
targets that were established for the fiscal year ended December 31,
                                                        2019. We also note that
the number of outstanding shares of your common stock has been significantly reduced
as a result of your share repurchases. In future filings, please discuss if and how the
share repurchases factored into the manner in which the
                                                        Compensation Committee
set targets and determined whether such targets were met with respect to normalized
earnings per share (including whether such repurchases materially affected your
calculation of basic earnings per share or diluted earnings per share).
 Eric D. Tanzberger
Service Corporation International
November 12, 2020
Page 2
Form 10-K for the Fiscal Year Ended December 31, 2019
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 47

2. You disclose on pages 38 and 53 that trust investments include marketable securities that are classified as available-for-sale and that these investments are assessed for other-than-
         temporary declines in fair value. In discussing your trust investments on page 40, you also state that your market-sensitive instruments and positions are
considered to be    other-
         than-trading   . Please tell us how you concluded the cash flows
related to your trust
         investments represent operating activities, rather than investing activities. Also, explain your basis for not classifying fixed income instruments as trading and recording their unrealized gains (losses) through earnings, if their cash flow activity is included in operating activities. Refer to ASC 230-10-45-11, ASC 230-10-45-12(b), ASC 230-10-45-
         13(b), ASC 320-10-35-1(a) and 320-10-45-11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameEric D. Tanzberger                           Sincerely,
Comapany NameService Corporation International
                                                               Division of
Corporation Finance
November 12, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName